File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

(Filed July 20, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 20, 2010

Release

Vitro submits a new counterproposal to members of the Bondholder Committee and a plan to submit a Consent Solicitation for Debt Restructuring

San Pedro Garza Garcia, Nuevo Leon, Mexico, July 20, 2010 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA) announced today that members of the Finance and Planning Committee of the Company met again with representatives from the Company's Ad Hoc Bondholder Committee in New York City.

During the meeting, the Company presented a revised counterproposal and outlined its envision process for reaching a consensual restructuring agreement. The cornerstone of the Company's consensual approach to the market is a broad creditor outreach effort in the form of a consent solicitation for a debt restructuring (the "Consent"). The Company expects that it will be in a position to formally launch the Consent in the market by early August 2010.

Vitro believes that the Consent will assure the medium and long term sustainability of the Company, significantly enhancing the worthiness of its restructured debt.

Vitro also believes that the Consent that will be submitted, represents a higher recovery than the average market price for the last six months of the senior notes due 2012, 2013 and 2017.

The Company intends to continue to negotiate with the Ad Hoc Bondholder Committee in an effort to secure their support of the Consent in advance of its launch but there can be no assurances that such support will be achieved. Finally, Vitro remains committed to a consensual restructuring process and is working diligently on finalizing and launching its Consent as quickly as possible.

Vitro, S.A.B. de C.V. (BMV: VITRO A), is the leading glass manufacturer in Mexico and one of the largest glass manufactulrers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro's website can be accessed at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. + 52 (81) 8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro S.A.B. de C.V. + 52 (81) 8863-1661 / 1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: July 20, 2010